Exhibit 99.1

Spreadtrum to Present at Upcoming Investor Conference

SHANGHAI, CHINA – March 6, 2012 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced that Dr. Leo Li, Spreadtrum’s president and chief executive officer, will be presenting at the following investor conference:

Conference:	Bank of America Merrill Lynch Taiwan, Technology & Beyond Conference
Location:	The Far Eastern Plaza Hotel, Taipei, Taiwan
Presentation Time:	Wednesday, March 14, 2012 at 2:00 p.m.
Conference Dates:	Tuesday, March 13, 2012 through Thursday, March 15, 2012

The conference presentation will be archived on Spreadtrum’s investor relations website at ir.spreadtrum.com following the event.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum’s solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit www.spreadtrum.com.

Spreadtrum Contact: Diana Jovin, ir@spreadtrum.com, +1 650-308-8148